Exhibit 99.2

VIAVID

communications simplified.

RothCH Acquisition Corp. III and QualTek

Investor Presentation

June 2021

C O R P O R A T E P A R T I C I P A N T S

John Lipman, Co-Chief Executive Officer and Director, RothCH Acquisition Corp. III

Scott Hisey, Founder and Chief Executive Officer, QualTek

Adam Spittler, Chief Financial Officer, QualTek

P R E S E N T A T I O N

John Lipman

Thanks for joining us today. My name is John Lipman. I’m the Co-CEO and Director of RothCH Acquisition Corp. III. We’re a $115 million SPAC that went public earlier this year. Our SPAC is a partnership of two growth stock investment banks located in the U.S., Roth Capital Partners out of Newport Beach and Craig-Hallum Capital Group in Minneapolis.

This is our third SPAC. Our first two SPACs of announced transactions, one is closed. RothCH Acquisition I merged with plastic recycler PureCycle and RothCH Acquisition II is in the process of merging with Reservoir Media and was announced about a month or so ago.

The concept of this SPAC and idea came from these two investment banks together have 1,000 institutional customers, 60 research analysts, we cover about 600 unique publicly traded companies in the U.S., Canada and abroad, and our whole focus is taking emerging growth companies public, raising capital for emerging growth companies, and writing research and doing sales trading in support of those companies.

When we came across QualTek, it was actually a business that we had met years ago. Three years ago, I met the CEO of the company and founder, Scott Hisey. My partner Byron Roth, the Co-CEO and Chairman of our SPAC, I met him over 10 years ago in a prior public company. When the opportunity presented itself recently, it was a natural fit. It comes in an area that both of our firms have had experience in, Roth in the infrastructure growth side, Craig-Hallum in the 5G infrastructure side, with companies under coverage like MasTec and Dycom for quite some time. It’s a natural fit for our institutional customers.

Some of the things I just want to leave you with, and I really appreciate you taking a listen to this presentation, is we were attracted to the business, number one, on the valuation. We think it’s a compelling opportunity at a significant discount to its peers, MasTec and Dycom. The company is run by industry experts and leaders. It’s owned by a private equity firm, Brightstar Capital. Their initiative is to grow the company organically and through acquisitions and consolidate their industry. They have Tier 1 customers, including Verizon, AT&T, AT&T Wireless, and the company is a Top 10 provider of services to some of those customers. It’s a perfect storm in their business and opportunity in 5G.

Right now, there was an $80 billion spend on C-band spectrum and there’s going to be a massive capital spend from all those companies that have bought that spectrum to build out 5G. All these autonomous cars and all the connected devices, we need 5G, the faster speeds in the connected devices for this work. So, you have a massive capital spend by all their Tier 1 customers. They’ve just spent $80 billion. Verizon just raised $25 billion to build out its spectrum. We believe that QualTek is going to be a beneficiary of that growth opportunity.

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We also think there’s a significant opportunity in acquisitions. That’s part of the company’s game plan, is consolidating the industry and growing that revenue and becoming a larger tier provider to their customers. We think that with this capital, the company will be able to achieve its objectives over the next several years.

We have a solid Management Team, tons of industry expertise, over a decade in the industry, and the other thing that we did is we spoke to the customers and they gave us the feedback, very positive feedback with the company, highly regarded supplier, timeliness, technology, delivery of reporting when those cell towers are being installed, the equipment changed off the cell towers, and also the fiber work that they do.

Earlier this year, the company entered into the renewable sector with an acquisition. We think that’s a tremendous opportunity, renewable infrastructure, as you will hear in the coming weeks or months, with Joe Biden and the plan of rolling out infrastructure in the renewable space.

So, we think it’s a great opportunity, very attractive valuation, a bull market in the business that they’re in for the next three to five-plus years. We have tremendous experience. Everybody in our firm, in our banking department, research was over the wall, helped us analyze this, take a look at this, and it’s a business that we’re going to be involved in for a long time to come.

So, with that, I’d really like you to hear from the company. I’m going to introduce you to Scott Hisey, the founder and CEO, and he’ll walk you through the presentation. Really appreciate you listening to this story, and also look forward to giving you some more updates and positive information on this as we get closer to a close.

Scott Hisey

Good day. My name is Scott Hisey. I’m the founder and Chief Executive Officer of QualTek. I am joined today by Adam Spittler, our Chief Financial Officer, for our presentation.

QualTek’s investment highlights. QualTek is a market-leading infrastructure solutions provider, focused on wireless, wireline, renewables, and recovery logistics. We have a great revenue visibility, with a predictable $1.7 billion two-year backlog.

Right now, there are massive industry tailwinds, including the recent $81 billion C-bank spectrum auction, that is now being built out. We expect to drive significant 5G infrastructure buildout, that’s forecasted to reach $26 billion in 2022. The secular shift from traditional coal-generated energy to green energy provides a strong growth backdrop for our renewables business.

QualTek has blue chip customers, including AT&T, Verizon, T-Mobile and Duke Energy. We enjoy robust cash flow generation, 2021 EBITDA of $106 million forecasted, and strong cash flow conversion.

QualTek has a seasoned Management Team that has built a highly leverageable shared services platform. We manage over 5,000 workers today, and expect that to grow. In my over 32 years in this industry, I’ve never seen a time with this kind of build activity. All the major wireless and cable operators are all racing to build out their networks, and QualTek is a substantial provider of services for everyone.

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To give a brief QualTek overview, we’re a world-class, technology-driven provider of services to North America. Our national footprint includes 80 service locations across the U.S. and Canada. We have a highly scalable shared services platform with real-time monitoring, driving industry results. We have a robust acquisition pipeline filled with value-driven targets, great relationships with end customers, and unparalleled customer service. We are positioned to drive market share and capitalize on the sector momentum.

I would now like to introduce our Management Team in more detail.

I have been in the industry for more than 32 years. I’m an honorably discharged disabled veteran and started as a radio technician in the Navy in 1984. I’m very proud of our team, how long we’ve been together, and the consistency that we’ve brought to the industry, and really for our customers. One of the things that has been most significant for QualTek is the fact that all of our Senior Leadership has worked together a long time. Our Operations folks are a virtual who’s who of industry operators and we’re often called upon from our customers to help them in designing and constructing new programs.

QualTek has established a platform that enables growth. From a nationwide operated network to our centralized leverageable shared services platform, we have great revenue visibility, predictable and expanding backlog. We deploy proprietary technology infrastructure for advanced reporting and invoicing. We are one of the top players in the Northeast and California regions, and within all our customers’ key metrics, we are a top-performing company. We have a highly scalable shared services platform. This platform is unique for QualTek and it provides a competitive advantage for operational execution and growth.

What is key for QualTek is how we manage risk and safety, finance and accounting, software development, fleet facilities, compliance, all merger and acquisition activities, and HR and staffing from one centralized office in Blue Bell, Pennsylvania. Having consistency in our reporting and all of our processes and procedures is key to profitable, scalable growth, and is really exciting for our customers, as often our peers have multiple subsidiaries in which they go to market with.

In discussing the recent growth drivers in our industry, the T-Mobile/Sprint merger was a significant activity, as T-Mobile has already begun building their brand new 5G network. In addition to that, DISH, who had bought spectrum a few years back, is now building out part of the spectrum that T-Mobile no longer needs. When you combine the Sprint/T-Mobile merger and the emergence of DISH as a new provider, there’s an unbelievable opportunity. AT&T and Verizon were the big winners in the recent C-band auction. That spectrum is also being utilized for the 5G buildout. The Royal Digital Opportunity Fund is a significant driver of broadband fiber activity, and the renewable energy segment is a segment that we’re really excited about. Over the next decade, there’s been tremendous announcements of new wind and solar programs that QualTek will participate in. QualTek is a one-stop infrastructure solutions provider for our customers. We believe we are at the epicenter of the 5G and renewables buildout.

On this slide, I’m going to take a moment and talk about what we physically do.

From a wireless perspective, QualTek builds new cell towers, provides installation, project management, maintenance, real estate and site acquisition for our customers. Our contracts are generally one- to four-years. With our largest customer, AT&T, we have four-year renewable turf agreements. Our latest agreement was renewed in December of 2020.

On the wireline side, we’ve had a long history of building out coax, fiber and new networks for our customers. Our largest customers, AT&T, Verizon and Comcast, have given us the opportunity to participate in their network builds for close to three decades.

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On the renewables side, we’re very excited about this business. QualTek entered this market because we believe it is very near-neighbor to the leverageable telecom platform that we have. For new solar and wind programs, we provide cabling, power cable, and do setup and integration to the headend and substations of major power companies.

Recovery logistics is a segment we entered because of significant demand from our customers. We utilize our nationwide platform, software and systems to support our customers in the ever-increasing need during storm events. These types of events include major hurricanes, tornadoes, wind storms, ice storms, and other events that interrupts our customer service. Our customers have come to rely on QualTek for damage assessment, crew mobilization and deployment, and really support their needs when an event happens.

I will now turn the presentation over to Adam Spittler, who will give more specific detail on each of our segments. Adam?

Adam Spittler

Thank you, Scott. I’m Adam Spittler, Chief Financial Officer here at QualTek.

Our telecommunications segment offers a full suite of services to the 5G industry. We look at this segment in two pieces. The wireless portion of the segment is projected to be 62% of our forecast 2021 revenue, and we offer full turnkey site acquisition, real estate, architecture and engineering, construction and construction management services. The wireline portion of this segment is 18% of our projected 2021 revenue, and we offer full turnkey engineering and construction services for fiber, coax and copper networks. From an organic growth perspective, we’ve achieved, and forecast, a 6% CAGR from 2019 through 2023, and are anticipating an acceleration of growth the second half of 2021, into ’22 and ’23, and beyond.

Traditionally, there’s been some seasonality in our customer spend, as they ramp up their capital expense budgets in April and May and try to complete their Capex spend by Thanksgiving. What we’re seeing now, with the recently completed C-band spectrum auction deployment, as well as the 5G ramp, is acceleration into Q3, into Q4, and then Q1 of 2022, and beyond.

We look at backlog similar to our public comps, where it’s historic run rates under Master Service Agreements and Purchase Orders in hand. We have a high level of visibility into our backlog, as we have access into many of our customers’ systems, where we can see not only the quantity and the number of sites, but also the expected timing of upgrading equipment on those sites.

When we think about the recurring nature of our business, when we upgrade equipment on a cell site, we often touch that cell site every 14 to 16 months, so we’re constantly upgrading equipment, and every time we touch a site, we have to do not only the real estate. We renegotiate the lease with whoever owns the tower, whoever owns the property that the tower is on, but we’ll also do the re-engineering, wind loading, weight loading, and then we’ll do construction. We have in excess of our 2021 revenue forecast in backlog as we sit today and virtually 100% of our 2022 revenue forecast in backlog.

We’re in the early innings of the perfect storm of the 5G evolution. In 2020, there was an estimated 14 million 5G connections. That’s expected to grow to over 410 million by 2025. One of the key drivers is the recently completed C-band spectrum auction, where our customers spent over $80 billion on spectrum. That can be evidenced, to the right here, by AT&T and Verizon, who are our two largest customers, and T-Mobile, who’s our fastest growing customers, all projecting an 18% year-over-year increase in their capital expense budget, and DISH, who’s a new entrant to the space, is forecasting a 275% increase to their capital expense budget year-over-year.

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One other thing of note. If you think of the structure of the C-band spectrum, it’s effectively a forced migration of currently used spectrum. So, think about it as about a third of the spectrum becomes available in 2021, the second third in 2022, and the last third in 2023. So, we’re not only anticipating a step-up in capital expense from 2020 to 2021, also into 2022, 2023, and beyond.

From a wireless capital expense perspective, here’s some bullet points from our customers’ recent guidance for 2021: AT&T is 34% of our projected 2021 revenue, Verizon is 13%, T-Mobile 10%, and DISH at 3% of our projected revenue. We feel like we’re very well positioned to capitalize on the C-band and 5G tailwinds.

Moving to our financials, we’re forecasting a 20% organic growth CAGR from 2021 through 2023, and while 2020 was a challenging year, we think we’re through the bulk of COVID-19 and we’re starting to see a rapid increase in work volumes coming from all of our customers, that we anticipate to accelerate in the second half of 2021, into 2022, and beyond, as the C-band spectrum is deployed and 5G capital expense budgets are increased.

One other item of note. The recently completed Rural Digital Opportunity Fund auction, which was an estimated $9.2 billion, is a completely untapped growth potential for us at QualTek. We’re just now starting to see the early phase of bidding, but we anticipate that as another driver in our revenue growth rate.

Moving to renewables, this is a business that we’ve looked at for a while. It’s very near-neighbor to telecom, the contracts are unit-based, fits very well into our proprietary Q-VISION system, as well as our overall shared service platform. We entered this business through an acquisition of Fiber Network Solutions in January of 2021. Traditionally, FNS has focused on the wind space, but since we’ve completed the transaction, we’ve been aggressively bidding solar programs, as well. In fact, there’s been an unprecedented volume of bid activity, where we feel extremely comfortable with our 10% model organic growth rate. When we started this process, this was a new business for us, so we went with 10%, but just given the high level of visibility and insights through 2022, ’23, and even starting in 2024, we feel that we will significantly exceed that growth rate. Then, from a backlog perspective, we have virtually 100% of our 2021 revenue in backlog and project wins today, and a high percentage of our 2022 revenue in backlog today.

Recovery Logistics is a unique asset to QualTek. We acquired this business in 2018, and we provide turnkey base camp services for the electric utilities, as well as generator maintenance and deployment, and general network restoration services. To help you visualize, when there’s a large-scale outage, ice storm, wildfire, hurricane, you’ll see the aerial linemen and bucket trucks going toward the damage to restore the network. They’re going to a QualTek managed yard, where we partner with our customers to provide, really, the nerve center to deploy those recovery workers, and we work in tandem very closely with our customers.

When we acquired this business, we identified two key strategic growth initiatives, the first of which is they had two contracts and a very narrow geographic coverage range. Since we’ve completed the transaction, we’ve signed over 50 new contracts and we have full geographic coverage from Texas through New Jersey, so the entire Gulf and Atlantic Coast. The second growth initiative is we invested $12 million of capital expense into this business in 2020, to own the equipment for deployment. In the past, we would have to wait for the storm or the outage to occur, we would deploy, and then we would start generating revenue working with our customers to get the network back up. Now that we have the assets, we’re in conversations with our customers during the planning phase, where we’re really starting to deploy ahead of time and start generating revenue a little bit earlier in the process.

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The renewable and recovery logistics segment, we’re forecasting a 10% organic growth CAGR from 2021 through 2023. I will note, in orange, in 2021, this is reflective of the renewable, the FNS acquisition that we completed in 2021. Given the unprecedented bid activity that we’re seeing today for renewables, coupled with the $12 million capital investment in the recovery logistics business, as well as the new contracts that we’ve signed and the enhanced geographic coverage footprint, we feel extremely comfortable with our 10% organic growth forecast for this segment.

Now, I’ll turn it back to Scott to talk about QualTek’s differentiated model.

Scott Hisey

Thanks, Adam. I would now like to talk about our differentiated approach to servicing the telecommunications industry.

First and foremost, when we started the company in 2012, we had longstanding relationships with the largest wireless and wireline telecom operators in the industry. We met with our customers, who specifically told us to build a model that included shared services, one system of reporting, and consistency. Most importantly, we built QualTek the right way, with a history of innovation and a platform attacking four verticals.

If you look at the chart on the right, you will see a number next to each customer. That is how long our relationship has extended with these major operators. The key for QualTek is that we’ve listened to our customers, we’ve built exactly what they wanted, and we continue to be a part of their long-term plans.

QualTek operates a strategically located network of facilities that provides competitive advantages in each market. Our knowledge of local markets, relationships with local stakeholders, access to local labor drives an ability to efficiently cross-sell services. Our facilities across the U.S. include major markets in California, New York and the Northeast. In each of these relationships, we have longstanding licenses and relationships with the customers. We are exactly where our customers want us to be, with the ability to continue to grow throughout the country.

We operate within a proprietary technology-driven platform. Our platform is called Q-VISION. It’s a cloud-based mobility project management tool. When you think back to our history, one of the key initiatives from our customers was to find a way to differentiate QualTek through technology. When you think of the project’s lifecycle, how we perform quality control, how we demonstrate video quality of the work that we did, and how we standardize and execute on our customers’ objectives, these were all key drivers in our VISION system. We’ve invested tens of thousands of hours and a lot of money in creating a system that is different and is very attractive to our customers, as we report live dashboards, daily production updates, and really collaborate with our customers. Our scalable technology tools support rapid growth, integration and reporting to our customers.

We have a very attractive acquisition platform. Right now, we have several acquisition targets in our pipeline. These are companies that fit into a category where they’re generally between $25 million and $125 million of revenue. They all have similar characteristics. They’re well-run companies, they have great relationships with our mutual customers, but they’re all in an area where they could be consolidated, because they don’t have the ability to continue to scale and grow. This is where QualTek comes in. We have a great reputation in the acquisitions that we’ve done for smooth integration and ensuring that the selling owners continue to stay with QualTek, achieve their earn-out objectives, and become a part of our team.

To the right, you’ll see a chart that shows that QualTek is now clearly alone in the middle of the pack, as we look to grow to reach to the right, where our largest publicly traded peers occupy. To the left, there are several hundred contractors that are both competitors and targets for QualTek, as we seek to continue to find the best partners to help us grow in the future.

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I will now hand the presentation back over to Adam to speak to our financial models. Adam?

Adam Spittler

From 2021 through 2023, we’re forecasting a 17% organic growth CAGR. As things begin to normalize post-COVID-19, we’re starting to see an acceleration of spend from all of our customers, and we’re very comfortable with our forecast growth rate through ’22 and ’23.

Our 2020 EBITDA reconciliation consists of three large add-backs.

The first add-back is related to a large customer program which is a unique fixed price contract structure, that negatively impacted not only QualTek, but also our peers. This type of contract will never be used by the industry again. In our $25.4 million add-back, about $15 million of that is loss related to 2020, and about $10 million of that is expected loss in 2021, to close out the project in the first half of the year under the onerous accounting rules of GAAP.

The second add-back is $11.2 million related to COVID-19, and this is the financial impact of crew-level COVID-19 mitigation costs and project interruptions. One item of note is 53% of our 2020 revenue was in the Northeast and California, where the restrictions on the industry were the most severe.

The third add-back is $10.1 million related to wireless integration and reorganization. This includes acceleration of synergies from our wireless acquisitions in 2019, primarily related to headcount reductions due to the formation of national scoping, video quality audit and invoicing teams within the wireless group.

From a valuation benchmarking perspective, QualTek’s forecasting a 13% revenue CAGR from 2020 through 2022, which is above the mean of our public comps, a 13% EBITDA margin for 2021, which is again above the mean for public comps, and we’re coming to the market very responsibly, at a fairly significant discount to our peers and our public comps.

Now, I’ll turn it back to Scott to close it out.

Scott Hisey

In closing, we are in a significant revenue growth period in our industry, as there are significant tailwinds and opportunities to expand relationships with our existing customers. We look for EBITDA margin expansion as we grow and scale our business. Networking capital is expected to be between 17% and 20% of revenue, which is consistent with our historical levels. Our maintenance Capex is projected to be approximately 2% of revenue, and that will support continued business and replacement of property, plant and equipment. Finally, we look to make future acquisitions, as our model for acquisition and reputation for execution remains strong, and we look to grow revenue and EBITDA through organic and nonorganic measures.

This concludes our presentation and we look forward to answering your questions. Thank you.

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